Exhibit 99.2

Asia Pacific Wire & Cable Company Reports Third Quarter 2016 Financial Results

TAIPEI, Taiwan, Dec. 09, 2016 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2016. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2016 Financial Results (Ended September 30, 2016)

	First 9 Months 2016	First 9 Months 2015	CHANGE
Revenues	$274.6 million	$291.1 million	-5.7%
Gross Profit	$22.1 million	$16.7 million	+31.9%
Net Income/(Loss)	$5.1 million	$(6.1) million	--
EPS(1)	$0.37	$(0.44)	--

(1) Earnings per share are based on 13.8 million shares for the first nine months of both 2016 and 2015

First Nine Months 2016 Results

Revenues for the nine months ended September 30, 2016, were $274.6 million, down from $291.1 million in the prior year. The decrease was primarily attributable to a 14.5% revenue decrease in Thailand, where revenues in the local currency (“THB”) decreased by 10.66% due to competition and economic slowdown.  The Thailand region’s revenues decreased by 14.47% when converted to USD due to the depreciation of THB, which depreciated by 4.45% compared to the comparable period in 2015. Revenues in the Company’s North Asia region and ROW region decreased slightly by 1.1% and 2.1% respectively. APWC’s ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region. The North Asia region includes China and Hong Kong, and the Thailand region contains the operations and sales inside Thailand.

The gross profit for the nine months ended September 30, 2016, increased by 31.9% to $22.1 million from $16.7 million in the same period last year. Gross margin was up by 39.7%, growing from 5.7% in the first nine months of 2015 to 8.0% this year. In the Thailand region, gross margin grew following an increase in high margin government projects. In the North Asia region, the gross margin increased because the copper price did not fluctuate adversely compared to the prior year. The ROW region’s gross margin remained unchanged compared to the comparable period in 2015.

Selling, general and administrative expenses of $18.3 million were reported for the first nine months of 2016, compared to $18.9 million booked for the comparable period a year ago. Operating income was $8.1 million, compared to an operating loss of ($2.2) million in the comparable nine-month period last year.

Net income attributable to APWC shareholders was $5.1 million for the first nine months of 2016, compared to the net loss of ($6.1) million in 2015. Net income per share was $0.37 for the year to date, while a net loss of ($0.44) per share was reported for the comparable period a year ago. The weighted average number of shares outstanding was 13.8 million for the first nine months of each of 2016 and 2015.

Financial Condition

APWC reported $42.7 million in cash and cash equivalents as of September 30, 2016, compared to cash and cash equivalents of $51.3 million on December 31, 2015.

Current assets totaled $254.4 million on September 30, 2016, compared to $247.5 million as of December 31, 2015. Working capital was $159.6 million as of September 30, 2016. Short term bank loans were reported at $36.6 million on the same date, down from $37.7 million at the end of 2015. The Company had no long-term debt outstanding at September 30, 2016. Shareholder's equity attributable to APWC was $207.1 million as of September 30, 2016, compared to $194.1 million on December 31, 2015.

APWC used $7.2 million in cash from operating activities during the nine months ended September 30, 2016, compared to $17.5 million in the corresponding period in 2015. The Company reduced capital expenditures to $4.3 million in the first nine months of 2016 compared to $5.4 million in the corresponding period in 2015.

We encourage shareholders to visit the Company’s website for further information.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit www.apwcc.com. Information on the Company's website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30, (Unaudited)
	2016	2015
Sales of goods / services	$274,621	$291,079
Cost of sales	(252,555)	(274,343)
Gross profit	22,066	16,736

Other operating income	4,987	107
Selling, general and administrative expenses	(18,332)	(18,886)
Other operating expenses	(590)	(162)
Operating income/(loss)	8,131	(2,205)

Finance costs	(872)	(1,223)
Finance income	759	572
Share of loss of associates	(515)	(561)
Gain on disposal of investment	0	32
Exchange (loss)/gain	669	(4,420)
Other income	96	1,018
Other expense	(356)	(253)
Profit/(loss) before tax	7,912	(7,040)

Income tax benefit/(expense)	745	(445)

Profit/(loss) for the year	$8,657	($7,485)

Attributable to:
Equity holders of the parent	5,142	(6,123)
Non-controlling interests	3,515	(1,362)
Basic and diluted earnings per share	$0.37	($0.44)
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30, (Unaudited)
	2016	2015
Profit/(loss) for the year	$8,657	($7,485)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	6,284	(17,384)

Net gain on available-for-sale financial assets	(857)	(661)
Income tax effect	170	198
	(687)	(463)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(43)	0
Income tax effect	9	0
Defined benefit pension plan, net of tax	(34)	0

Other comprehensive profit/(loss) for the period, net of tax	5,563	(17,847)

Total comprehensive profit/(loss) for the period, net of tax	14,220	(25,332)
Attributable to:
Equity holders of the parent	8,922	(17,343)
Non-controlling interests	5,298	(7,989)
	$14,220	($25,332)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2016 (Unaudited)	As of December 31, 2015 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$42,688	$51,303
Other current financial assets – at fair value through profit or loss	0	19
Trade receivables	83,959	69,991
Other receivables	14,769	17,563
Due from related parties	11,121	18,180
Inventories	94,469	83,137
Gross amounts due from customers for contract work-in-progress	448	1,071
Prepayments	2,952	2,258
Assets classified as held for sale	0	224
Other current assets	3,999	3,776
	254,405	247,522
Non-current assets
Other non-current financial assets-available for sale	2,030	2,862
Other non-current financial assets-held to maturity	319	306
Property, plant and requirement	47,254	45,898
Prepaid land lease payments	1,676	1,737
Investment properties	685	667
Intangible assets	76	93
Investments in associates	812	1,633
Other non-current assets	311	203
Deferred tax assets	3,927	4,481
	57,090	57,880
Total assets	$311,495	$305,402

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2016 (Unaudited)	As of December 31, 2015 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$36,551	$37,701
Trade and other payables	33,729	31,690
Due to related parties	2,958	8,547
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	138	0
Accruals	11,605	10,527
Current tax liabilities	2,910	6,031
Employee benefit liability	459	446
Financial lease liabilities	30	22
Provisions for employee benefit	449	442
Onerous contracts provisions	0	79
Dividend payable	454	417
Other current liabilities	3,992	5,130
	94,812	102,569

Non-current liabilities
Employee benefit liability	6,529	5,859
Financial lease liabilities	64	51
Provisions for employee benefit	108	116
Other non-current liabilities	1	5
Deferred tax liabilities	2,835	2,734
	9,537	8,765
Total liabilities	104,349	111,334

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	49,322	44,180
Other components of equity	(15,778)	(19,558)
Equity attributable to equity holders of the parent	144,252	135,330
Non-controlling interests	62,894	58,738
Total equity	207,146	194,068
Total liabilities and equity	$311,495	$305,402

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the nine months
	ended September 30, (Unaudited)
	2016	2015
Net cash provided/(used in) by operating activities	($7,226)	($17,150)
Net cash (used in) investing activities	514	(5,383)
Net cash (used in )/provided by financing activities	(3,113)	(9,550)
Effect of exchange rate changes on cash and cash equivalents	1,210	2,757
Net (decrease)/increase in cash and cash equivalents	(8,615)	(29,326)
Cash and cash equivalents at the beginning of period	51,303	68,863
Cash and cash equivalents at the end of period	$42,688	$39,537

Contact:

Investor Relations Contact:
MZ North America
Ted Haberfield
President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us